Item 3.  Ratification of 2010-2011 Fidelity Bond and D&O/E&O Policy

The next order of business was a discussion led by Mr. Pasco regarding the scope and coverage of the Trust’s joint fidelity bond and joint Directors and Officers/Errors and Omissions insurance policy.  He stated that the Board had approved a resolution at the March meeting directing Mr. Pasco to accept a binder from ICI Mutual Insurance Company (“ICI Mutual”) that would continue the 2009-2010 fidelity bond and insurance policy under the same terms and conditions in effect at that time.  With respect to the Trust’s joint fidelity bond pursuant to Rule 17g-1 and joint insurance policy pursuant to Rule 17d-1(7), he reviewed the various participants and discussed the suggested premium allocation charts prepared by ICI Mutual and included in the materials presented at the March meeting.  He then discussed the 2010-2011 insurance and bond coverage.  He noted that while the coverage amounts had remained the same, the premiums had decreased from the previous year.  The Board considered the suggested pro rata premium allocations among the various participants.  Finally, Mr. Pasco reviewed the fidelity bond’s Allocation Agreement among Jointly Insured Parties included in the March meeting materials.  He noted that this agreement established (i) the criteria by which recoveries under the fidelity bond would be allocated among the participants and (ii) the basis upon which additional participants may be added to the fidelity bond.  A discussion ensued.  Whereupon, upon motion duly made and seconded, it was unanimously:

Ratification of Joint Fidelity Bond

RESOLVED, that, having considered all relevant factors, including, but not limited to, the value of the aggregate assets of the Trust to which an employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the portfolio securities of the Trust, the Board Members find that the participation in the joint Fidelity Bond on behalf of the Trust in the amount of $3 million is in the best interests of the Trust, and they hereby ratify and approve such joint Fidelity Bond;

FURTHER RESOLVED, that the Board Members find that the premium is fair and reasonable, provided that the allocation of the premium be in accordance with the formula as presented to the Board Members;

FURTHER RESOLVED, that the portion of the premium payable by each series of the Trust for coverage under the joint Fidelity Bond for the period March 31, 2010 to March 31, 2011, as presented, is hereby ratified and approved, taking all relevant factors into account, including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such parties, the amount of the bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured and the extent to which the share of the premium allocated to a series is less than the premium such series would have had to pay if it had provided and maintained a single insured bond;

FURTHER RESOLVED, that the officers of the Trust are hereby directed to:

(1)
File with the Securities and Exchange Commission (the “SEC”) within 10 days after execution of the joint Fidelity Bond or amendment thereof: (i) a copy of the bond; (ii) a copy of each resolution of the Board including a majority of the Board Members who are not “interested persons,” approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Trust; (iii) a statement showing the amount the Trust would have provided or maintained had it not been named as an insured under a joint insured bond; (iv) a statement as to the period for which the premiums for such bond have been paid; and (v) a copy of each agreement between the Trust and all other named insured entered into pursuant to Rule 17g-l(f) under the Investment Company Act of 1940, as amended; and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

(2)	File with the SEC, in writing, within five days after the making of a claim under the bond by the Trust, a statement of the nature and amount thereof;

(3)	File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Trust; and

(4)
Notify by registered mail each Board Member at his or her last known residence of: (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification; (ii) the filing and the settlement of any claims under the bond by the Company at any time the filings required under (2) and (3) above are made with the SEC; and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

FURTHER RESOLVED, that the Amended Allocation Agreement among Jointly Insured Parties for the period March 31, 2010 to March 31, 2011, as presented, is hereby ratified and approved.

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed to do or cause to be done all such other acts and things and to make, execute and deliver any and all such papers, documents, including all necessary state and SEC filings, in the name and on behalf of the Trust, as they, or any of them, may deem necessary or desirable to carry out the intent of the foregoing resolutions, such determination to be conclusively evidenced by such actions, papers and/or documents.

As Secretary, I hereby certify that the foregoing resolutions were adopted unanimously by the Board, including all Independent Trustees, at an in-person meeting as set forth above.

IN WITNESS WHEREOF, I have herunto set my hand this 7th day of January 2011.

                                    /s/ Karen Shupe
                                    Karen Shupe
                                    Secretary

Had the above referenced investment company not been named as insured under a joint insured bond, pursuant to section 17g-1(g)(1)(B)(iii), each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. The World Funds, Inc.       $600,000
2. American Growth Fund      $225,000
4. World Funds Trust             $350,000
5. DGHM Investment Trust   $350,000

The premium that has been paid under the Bond covers the period from March 31, 2010 to March 31, 2011, for an aggregate coverage amount of $3,000,000. The premium that has been paid for the Trust under the Bond covers the Trust for the period from March 31, 2010 to March 31, 2011.